ITEM 77D

At a regular meeting held on June 29, 2010, the Board of Trustees of Dreyfus Manager Funds I adopted the following non-fundamental policies for Dreyfus Research Core Fund:

Under normal circumstances, the fund invests at least 80% of its net assets in common stocks (or other instruments with similar economic characteristics).  The fund may invest up to 25% of its assets in foreign securities.  The fund's stock investments may include common stocks, preferred stocks and convertible securities, including to a limited degree, those purchased in initial public offerings.